[Frederic Dorwart, Lawyers Letterhead]

                                January 23, 2008

By U.S. Mail and filed on EDGAR

Mr. Christian N. Windsor, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4563
100 F Street NE
Washington, D.C. 20549

         Re:  BOK Financial Corporation
              Definitive 14A
              Filed March 21, 2007
              File No. 00-19341

Dear Mr. Windsor:

     As discussed during our telephone conversation of January 22, 2008, this letter serves as notification that BOK Financial Corporation plans to respond to your letter of January 9, 2008 on or before February 1, 2008.

     If you have any questions regarding the foregoing please do not hesitate to call me at (918) 583-9958.

                                    Very truly yours,

                                    /s/  Tamara R. Wagman

                                    Tamara R. Wagman,
                                    Assistant General Counsel



cc:  Stanley A. Lybarger,
     Chief Executive Officer
     BOK Financial Corporation